UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-

16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2026

Commission File Number: 001-39997

Adagene Inc.

4F, Building C14, No. 218

Xinghu Street, Suzhou Industrial Park

Suzhou, Jiangsu Province, 215123

People’s Republic of China

+86-512-8777-3632

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

As of June 30, 2026, Adagene Inc. (the “Company”) had unaudited cash and cash equivalents of US$127.9 million. Such amount of cash and cash equivalents is preliminary, unaudited and subject to finalization. This financial information should not be viewed as a substitute for the audited financial statements prepared in accordance with US GAAP, and is not incorporated by reference into any of the Company’s filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adagene Inc.

By:	/s/ Peter Luo
Name:	Peter Luo
Title:	Chief Executive Officer

Date: July 6, 2026